VICTORY LG, INC.
6544 Kathrine Ann Court
Salt Lake City, Utah 84118

June 3, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: VICTORY LG, INC.

Registration Statement on Form S-1

File No. 333-173056

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on June 8, 2011, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

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Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

Please contact Steve M. Sager at (801) 204-9131 with any questions you may have concerning this request.  In addition, please notify Mr. Sager when this request for acceleration has been granted

Very truly yours,

VICTORY LG, INC.

By:  /s/ Pauline Carson

Name: Pauline Carson

Title: President and Chief Executive Officer